Exhibit 21.1

Subsidiaries of Blue Martini Software, Inc.

As of December 31, 2004

A table of the direct and indirect subsidiaries of Blue Martini Software, Inc. is set forth below, indicating as to each the state or jurisdiction of organization.

Name of the Subsidiary	Jurisdiction of Organization
The Cybrant Corp.	Delaware
Blue Martini Overseas LLC	Delaware
Blue Martini Software International Holdings, Inc.	Delaware
Blue Martini Software Pty Ltd	Australia
Blue Martini Software International	Cayman Islands
Blue Martini Software Canada Corp. (liquidated)	Canada
Blue Martini Software SRL	France
Blue Martini Software GmbH	Germany
Blue Martini Software (HK) Limited	Hong Kong
Blue Martini Software Italy SRL (in liquidation)	Italy
Blue Martini Software KK	Japan
Blue Martini Software BV	The Netherlands
Blue Martini Software AB (liquidated)	Sweden
Blue Martini Software Limited	United Kingdom